UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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(Check one): / / Form 10-K / / Form 20-F / / Form 11-K **/X/** Form 10-Q / / Form 10-D / / Form N-SAR / / Form N-CSR

For Period Ended: June 30, 2006

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PDC 2005-B Limited Partnership
Full Name of Registrant

Former Name if Applicable

103 East Main Street
Address of Principal Executive Office *(Street and Number)*

Bridgeport, WV 26330
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PDC 2005-B Limited Partnership (the "Registrant") has determined that it is unable to file the Form 10-Q of the Registrant for the quarter ended June 30, 2006 by the August 14, 2006 due date or by the August 21, 2006 extension date. Therefore, the Registrant is not requesting the five-day extension permitted by Rule 12b-25 of the U. S. Securities and Exchange Commission (the "SEC").

The Registrant is unable to file a timely Form 10-Q for the quarter ended June 30, 2006 (the "June 2006 Form 10-Q) because additional time is needed to complete the preparation of the financial statements and have them reviewed by the independent auditors. In November 2005, the Registrant determined that it could not issue financial statements for the quarters ended June 30, 2005, September 30, 2005 and March 31, 2005 pending determination of the proper treatment in the accounting for certain items.   In addition, the Registrant has not completed its Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K").   The Registrant is currently preparing the initial 2005 Form 10-K containing the financial information for the quarters ended June 30, 2005, September 30, 2005. The 2005 Form 10-K must be filed prior to filing the March Form 10-Q and the June 2006 Form 10-Q. The Registrant is working diligently to complete the filing of the 2005 Form 10-K, and anticipates that it will be able to file the March 2006 Form 10-Q and the June 2006 Form 10-Q within thirty days after completing the 2005 Form 10-K.

The Registrant previously filed reports with the SEC in which it provided information about the delays in filing the financial reports referred to above, including a Notification of Late Filing on Form 12b-25 on May 15, 2006 and April 1, 2006 for the 2005 Form 10-K and in Current Reports on Form 8-K filed with the SEC on November 14, 2005 and August 25, 2005.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Darwin L. Stump	304	842-6256
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Form 10-Q for quarter ended June 30, 2005
Form 10-Q for quarter ended September 30, 2005
Form 10-Q for quarter ended March 31, 2006
Form 10-K for the year ended December 31, 2005   / / Yes   /X/ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/ / Yes   /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PDC 2005-B Limited Partnership
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2006	By	/s/ Darwin L. Stump
			Chief Financial Officer of Petroleum Development Corporation, the Managing General Partner of the Registrant

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. *Electronic Filers*: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).